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                                                                    Exhibit 99.1

                              FOR IMMEDIATE RELEASE

         BELZBERG TECHNOLOGIES REPORTS FIRST QUARTER RESULTS

TORONTO, May 27, 2002--Belzberg Technologies Inc. today announced revenues of $7.1 million for the first quarter of fiscal 2002 ending March 31--an increase of 56% over revenues from the same period one year ago. First quarter revenues were the same as fourth quarter fiscal 2001. The Company's revenues are now annualized at $28.4 million and growing. This compares favorably with $24.4 million in revenues booked in 2001.

Earnings before interest, taxes, amortization, and other non-recurring items relating to the Philadelphia operation was approximately break-even at $(88,000). Net loss for the first quarter was $1.85 million, including restructuring and non-recurring charges from the Philadelphia operation of $1.1 million, $0.5 million of non-cash amortization expenses, and $0.1 million of net interest costs. The Company's net loss per share in the quarter was $(0.17) as compared to $(0.04) in 2001.

On April 16th, 2002, the Company completed a private placement for net proceeds of approximately $13.4 million. Of this amount, $6.7 million has been received, with the balance of the funds placed in escrow and to be released upon the filing of the final prospectus. The Company filed the preliminary prospectus on May 7. On a pro forma basis, subsequent to the private placement, the Company's cash position and working capital have been strengthened to approximately $18 million.

The Company derives its revenue from recurring, monthly transaction and subscription fees. Barring any unforeseen, dramatic changes to financial markets, the Company anticipates that its existing revenue base will remain solid, and forthcoming new subscriptions and order routing contracts will to add to this recurring monthly revenue stream. Since revenues have now reached the point where they are carrying the operations infrastructure of the Company, higher margins will be achieved on future incremental revenue. In addition, the Company has begun implementing alternative methods of processing order flow that will improve margins on existing revenue.

About Belzberg Technologies Inc.
Belzberg Technologies provides the software and networks that enable global, direct-access routing and execution of trades for financial institutions in the United Sates, Canada and Europe. Using Belzberg's suite of integrated trading tools and network connectivity options, Belzberg's customers have direct access to all North American equities and options markets, as well as major European stock exchanges. The firm's client-base includes over 110 leading U.S. and international brokerage houses and financial institutions. Belzberg Technologies is listed on the Toronto Stock Exchange (Ticker BLZ)--additional information on the company is available at www.belzberg.com.

Except for historical information contained herein, the matters discussed in this press release are based on forward-looking statements that involve risk and uncertainty. A variety of important factors could cause results to differ materially from such statements, including but not limited to economic, competitive, governmental and technological factors affecting the company's operations, markets, products, prices and other factors.